January 21, 2008

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Form 10-K for the fiscal year ended December 31, 2006

KBR, Inc. Forms 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-33146

Response to SEC Staff Comments dated December 19, 2007

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 19, 2007 regarding our filings referenced above. Where applicable, our responses indicate the additions or revisions we plan to include in our Form 10-K for the fiscal year ended December 31, 2007. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE: Our supplemental responses to the following questions include our additional disclosure or other revisions to be made in future filings.

FORM 10-Q/A FOR THE PERIOD ENDED JUNE 30, 2007

General

2.

We note you amended your June 30, 2007 Form 10-Q due to errors in your consolidated statement of cash flows for the six months ended June 30, 2007. It does not appear that you filed an Item 4.02 Form 8-K related to this restatement. Please note an Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23, 2004, as well as a speech given by Louise Dorsey, Associate Chief Accountant, at the 2006 AICPA Conference on Current SEC and PCAOB Developments on December 12, 2006. Please ensure you file an Item 4.02 Form 8-K for any future restatements in order to appropriately alert the market.

RESPONSE: In the future, should the need arise, we will file an Item 4.02 Form 8-K within four business days after concluding that previously filed financial statements can no longer be relied upon because of an error in such financial statements in addition to any amended periodic report that we may file within such time period.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMEBER 30, 2007

Financial Statements

Note 3 – Percentage-of-Completion Contracts, page 7

3.

We note that you have significant unapproved claims related to your PEMEX projects. We also note that even if the arbitration is favorable, you have no assurance that the amounts will be paid. In order for readers to have a more transparent view of this issue, please revise future filings to clarify the age of the unapproved orders and include a roll-forward of the amounts added, adjusted and paid, by reporting period. In addition, provide more insight and detail concerning the underlying factors causing you to be uncertain about payment, even in the event that the proceedings are favorable to you. Finally, it may be useful, similar to your disclosures about the Barracuda-Caratinga Project, to provide the background facts of the original dispute.

RESPONSE: We supplementally inform you as follows:

In 1997 and 1998, we entered into three contracts with PEMEX, the project owner, to build offshore platforms, pipelines and related structures in the Bay of Campeche offshore Mexico. The three contracts are known as EPC 1, EPC 22 and EPC 28, respectively. All three projects encountered significant schedule delays and increased costs due to problems with the design work that was the contractual responsibility of PEMEX, late delivery and defects in equipment provided by PEMEX, increases in scope and other changes made by PEMEX. We completed work on EPC 28 in August 2002 and EPC 22 in March 2004. PEMEX took possession of the offshore facilities of EPC 1 in March 2004 after oil production was achieved and before we completed our scope of work pursuant to the contract.

In accordance with the terms of each of the contracts, we filed for arbitration with the International Chamber of Commerce (ICC) in 2004 and 2005 claiming recovery of damages of $323 million, $215 million and $142 million for EPC 1, 22 and 28, respectively. PEMEX subsequently filed counterclaims totaling $157 million, $42 million and $2 million for EPC 1, 22 and 28, respectively.

The arbitration hearings for EPC 22 were completed in 2006 and an award in our favor was issued in July 2007. We and PEMEX each asked the arbitration panel to clarify the terms of the award, which had not been received as of the date we filed our Form 10-Q for the quarter ended September 30, 2007.

The arbitration hearings for EPC 28 and EPC 1 were held in June 2006 and November 2007, respectively, and we estimate that awards will be made in the first and fourth quarters of 2008, respectively.

The amounts of probable claims and previously approved items represent costs that we incurred on these projects that are more than three years old and possibly significantly older than three years as of December 31, 2007. It is not possible to provide a specific ageing of the costs that have been recorded as probable claims or previously approved items. This is because our claims are based on analysis of effects of various schedule delays, scope changes and other incremental costs caused by actions or failures to act in accordance with the contract by PEMEX. We and our outside claims consultants performed the analysis before and during the arbitration process. While these costs have been quantified, it is not possible to specifically age the individual costs incurred.

We have not made any significant adjustments to the recorded amounts of probable claims and previously approved items during the years 2005 and 2006 or the nine months ended September 30, 2007. We regularly review and evaluate the estimated recoverable value of all of our recorded probable claims and we have not identified any events that have caused us to believe the amounts recorded have been impaired or otherwise should be adjusted.

We are currently discussing the arrangements for payment of the EPC 22 arbitration award with PEMEX, although no payments have yet been received. Although we expect to receive payment in January 2008, PEMEX could seek to overturn the award through judicial proceedings available to them in courts having jurisdiction in these matters in Mexico. We may also pursue judicial enforcement to collect the EPC 22 award or any future awards on EPC 1 and EPC 28 through courts having jurisdiction in this matter including courts in the United States.

We believe that the counterclaims filed by PEMEX are without merit and it is not possible to estimate an amount of loss or range of loss. Accordingly, no amounts have been accrued for these counterclaims at December 31, 2007. In the process of preparing our claims against PEMEX and the process for determining the probable amount of recovery for purposes of our financial statements, we gave appropriate consideration to matters for which PEMEX could claim damages or seek recovery from us pursuant to the terms of the contracts. For example, KBR ceased work on EPC 1 after PEMEX took possession of the offshore facilities. To the extent that KBR could not complete its remaining work as required under the contract, our claim against PEMEX and accordingly our evaluation of the probable recovery thereof was reduced by the contract value of the uncompleted work.

Substantially all of our unbilled receivables representing the probable claims were recorded at completion or termination of the projects in 2004 and are over three years old as of September 30, 2007. The following is a roll-forward of the receivables relating to the probable claims for each period from January 1, 2004 through September 30, 2007.

	Unapproved Probable Claims
	EPC 1	EPC 28	EPC 22 (a)	Total
Balance January 1, 2004	$85	$32	$86	$200
Additions	75	11	--	86
Adjustments	(55)	5	(13)	(59)
Payments Received	--	--	--	--

Balance December 31, 2004	105	48	73	227
Additions	--	--	2	--
Adjustments	(3)	--	--	(3)
Payment Received	--	--	--	--

Balance December 31, 2005	102	48	75	224
Additions	--	--	(1)	--
Adjustments	(2)	--	--	--
Payment Received	--	--	--	--

Balance December 31, 2006	100	48	74	224
Additions	--	--	--	--
Adjustments (b)	--	--	(74)	(74)
Payments Received	--	--	--	--

Balance September 30, 2007	$100	$48	$--	$148

Notes:

(a) The unapproved probable claim amount recorded by KBR for EPC 22 (EPC

22 was performed by an unconsolidated 50%-owned subsidiary of KBR) consists of KBR’s investment in and loans made to this subsidiary, the source of recovery thereof is KBR’s share of the unapproved probable claims that this subsidiary has from PEMEX. In our December 31, 2006 Form 10-K and in our Forms 10-Q filed for the quarters ended March 31, 2006 and June 30, 2007, our footnotes disclosed our 50% share of the probable unapproved claims recorded by this subsidiary of $45 million.

(b) The adjustment to EPC 22 recorded during the nine months ended September 30, 2007, represents the reclassification of the unapproved probable claims to approved based on the favorable award by the arbitration committee.

As shown in the table above, no significant activity has occurred in the rollforward of unapproved probable claims for the years ended December 31, 2005 and 2006 or for the nine months ended September 30, 2007. Therefore, we believe that the inclusion of a roll-forward of the probable unapproved claims in the footnotes to our financial statements would not provide any meaningful information to the users of our financial statements and is not required by US GAAP.

For each of the years ended December 31, 2004, 2005 and 2006 and for the

nine months ended September 30, 2007, KBR recorded no profit or loss on the three     PEMEX projects. KBR recorded legal expenses as incurred of $5 million, $11 million, $8 million and $4 million for the year ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007, respectively.

In response to the staff’s request, we have set forth below language that we propose to include in our future filings to address the staff’s comments regarding the PEMEX claims:

“In 1997 and 1998 we entered into three contracts with PEMEX, the project owner, to build offshore platforms, pipelines and related structures in the Bay of Campeche offshore Mexico. The three contracts are known as EPC 1, EPC 22 and EPC 28, respectively. All three projects encountered significant schedule delays and increased costs due to problems with design work that was the contractual responsibility of PEMEX, late delivery and defects in equipment provided by PEMEX, increases in scope and other changes made by PEMEX. We completed work on EPC 28 and EPC 22 in August 2002 and March 2004 respectively. PEMEX took possession of the offshore facilities of EPC 1 in March 2004 after having achieved oil production and prior to our completion of our scope of work pursuant to the contract.

In accordance with the terms of each of the contracts, we filed for arbitration with the International Chamber of Commerce (ICC) in 2004 and 2005 claiming recovery of damages of $323 million $215 million and $142 million for EPC 1, 22 and 28, respectively. PEMEX subsequently filed counterclaims totaling $157 million, $42 million and $2 million for EPC 1, 22 and 28, respectively.

The arbitration hearings for EPC 28 and EPC 1 were held in June 2006 and November 2007, respectively, and we estimate that awards will be made in the first and fourth quarters of 2008, respectively.

The amounts of probable claims receivable and previously approved items represent costs that we incurred that as of December 31, 2007 are at least three years old.

We have not made any significant adjustments to the recorded amount of probable claims and previously approved items during the years 2005, 2006 or 2007. We recorded legal expenses of $11 million, $8 million and $____ million for the years ended December 31, 2005, 2006 and 2007, respectively, related to these matters.

We are currently discussing with PEMEX the arrangements for receiving payment of the EPC 22 arbitration award of the ICC panel, although no payments have yet been received. PEMEX could seek to overturn the award through judicial proceedings available to them in courts having jurisdiction in these matters including courts in Mexico. We also may pursue judicial enforcement to collect the EPC 22 award or any future awards on EPC 1 and EPC 28 through courts having jurisdiction in these matters including courts in the United States.

We believe that the counterclaims referred to above filed by PEMEX are without merit and have concluded there is no reasonable possibility that a loss has been incurred. No amounts have been accrued for these counterclaims at December 31, 2007.”

4.

Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the three PEMEX projects for the last three years and nine months ended September 30th 2007.

RESPONSE: We supplementally inform you as follows:

The roll-forward of the billed and unbilled receivables associated with the three PEMEX projects, for each of the three years ended December 31, 2006 and for the nine months ended September 30, 2007 is as follows:

	EPC 1		EPC 28		EPC 22
	Billed	Unbilled(a)	Billed	Unbilled(a)	Investment in Unconsolidated Subsidiaries (b)
Balance January 1, 2004	$7	$92	$--	$45	$86
Additions	13	(13)	--	--	--
Adjustments	--	33	--	16	(13)
Payments Received	(20)	--	--	--	--

Balance December 31, 2004	--	112	--	61	73

Additions	--		--	--	--	2
Adjustments	--		(3)	--	--	--
Payments Received	--		--	--	--	--

Balance December 31, 2005	--		109	--	61	75
Additions	--		--	--	--	(1)
Adjustments	--		(2)	--	--	--
Payments Received	--		--	--	--	--

Balance December 31, 2006	--		107	--	61	74
Additions	--		--	--	--	--
Adjustments	--		--	--	--	--
Payments Received	--		--	--	--	--

Balance September 30, 2007	$--	$$	107	$--	$61	$74

Notes:

a)

The unbilled receivable balances include undisputed pay items of $51 million and $13 million for EPC 1 and EPC 28, respectively. The undisputed pay items represent contractual receivables for quantities of materials installed using unit prices specified in the contracts which were not disputed by PEMEX but remain unpaid. Disputed pay items are included in both unbilled receivables and unapproved probable claims and represent contractual receivables for quantities of materials installed using unit prices specified in the contracts for which PEMEX has disputed, such as for the classification of the materials installed relative to the contractual price billed.

b)

Construction of EPC 22 was performed by a 50%-owned unconsolidated subsidiary of KBR. The source of recovery of KBR’s recorded amount of investment and loans to this unconsolidated subsidiary is KBR’s share of the unapproved probable claims this subsidiary has from PEMEX. Prior to the arbitration award in 2007, KBR considered its entire balance of investment in and advances to this subsidiary as our unapproved probable claims.

We supplementally inform you as follows:

As shown in the above table, no significant activity has occurred in the roll-forward of the unbilled and billed accounts receivables for the years ended December 31, 2005 and 2006 or for the nine months ended September 30, 2007. In addition, no activity is expected to have occurred during the fourth quarter 2007. For the three years ended December 31, 2007 which will be the periods presented in our Form10-K for the year ended December 31, 2007, no significant activity has occurred in the roll-forward of unbilled and billed accounts receivable. Therefore, we believe that the inclusion of a roll-forward of the billed and unbilled accounts receivable in the footnotes to our financial statements would not provide any meaningful information to the users of our financial statements and it is not required by US GAAP.

In our response to the staff’s comment number 3, set forth below are the proposed disclosures that we intend to make in our future filings regarding our PEMEX projects including the following:

“We have not made any significant adjustments to the recorded amount of probable claims and previously approved items during the years 2005, 2006 and 2007.

See our response to the staff’s comment number 3, where we have indicated disclosures that we intend to make in our future filings regarding our PEMEX projects.

5.

Your current disclosure regarding the unspecified counterclaims asserted by PEMEX is unclear. Please identify (i) all damages sought, (ii) the amounts accrued, and (iii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

RESPONSE: We supplementally inform you as follows:

See our response to the staff’s comment number 3 above for the additional PEMEX related disclosures we propose to make in our future filings. To reiterate our discussion of this issue, we believe that the counterclaims filed by PEMEX are without merit and we have concluded there is no reasonable possibility that a loss has been incurred related to these counterclaims. Accordingly, no amounts have been accrued for these counterclaims at December 31, 2007. In the process of preparing our claims against PEMEX and the process for determining the probable amount of recovery for purposes of our financial statements, we gave appropriate consideration to matters for which PEMEX could claim damages or seek recovery from us pursuant to the terms of the contracts. For example, KBR ceased work on EPC 1 after PEMEX took possession of the offshore facilities. To the extent that KBR could, therefore, not complete its remaining work as required under the contract, our claim against PEMEX and accordingly our evaluation of the probable recovery thereof was reduced by the contract value of the uncompleted work.

See our response to the staff’s comment number 3, where we have indicated disclosures that we intend to make in our future filings regarding our PEMEX projects.

Note 4 – Escravos Project, page 8

6.

Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the Escravos project for the last three years and nine months ended September 30th 2007.

RESPONSE: We supplementally inform you as follows:

The following is a roll-forward of the billed and unbilled receivables as requested by the staff for each of the two years ended December 31, 2006 and the nine months ended September 30, 2007. Because of the significant cash advances that have been made by the client to the Escravos joint venture (we consolidate this 50%-owned joint venture) we have also included a roll-forward of our “advance billings on uncompleted contracts” account for these reported periods.

	Accounts Receivable
	Billed	Unbilled	Advanced Billings on Uncompleted Contracts
Balance January 1, 2005	$--	$--	$--
Additions	288	67	(355)
Profit recognized	--	--	15
Cost recognized	--	--	70
Payments received	(204)	--	--

Balance December 31, 2005 (a)	84	67	(270)
Additions	568	187	(755)
Profit recognized	--	--	(148)
Cost recognized	--	--	548
Payments received	(629)	--	--

Balance December 31, 2006 (a)	23	254	(625)
Additions	437	(254)	(183)
Profit recognized	--	--	3
Cost recognized	--	--	313
Payments received	(457)		--

Balance September 30, 2007	$3	$--	$(492)

(a)

For purposes of responding to the staff’s comment, we have separately presented billed receivables, unbilled receivables and advance billings on uncompleted contracts. For financial reporting purposes, unbilled receivable balances have been appropriately netted against advance billings on uncompleted contracts.

As disclosed in Note 4 to our Form 10-Q for the quarter ended September 30, 2007, we and our joint venture partners and the project owners executed an amendment to change the nature of the contract from lump-sum fixed-price to a cost reimbursable basis in July 2007. As a result, probable unapproved changes orders that were included in our unbilled accounts receivable were considered approved.

We believe that disclosing the roll-forward of the billed and unbilled accounts receivable would not add any significant relevant information regarding our financial position on this project because 1) the contract was amended in July 2007 and converted from a fixed-price to a reimbursable contract whereby we will be paid our actual costs incurred less a credit that approximates the charge we identified in the second quarter of 2006 and 2) the client has advanced significant amounts of cash to the Escravos joint venture which has historically exceeded the amount of billed and unbilled receivables on the project.

We will amend future filings to disclose the following:

“As of December 31, 2007, the amount of cash advanced by the project owner exceeded our billed and unbilled receivables resulting in a net advance position of $_____.”

Note 8 – United States Government Contract Work, page 10

7.	For each of the following issues, please tell us and revise future filings to clearly address the following:

-	The total amounts that may be withheld at each reporting date, if applicable;
-	Whether you have adjusted your revenues, or accrued any amounts related to the issue;
-	Whether it is reasonably possible that an adverse material impact may be incurred and if estimable, the range of loss.

DCAA Audit Issue

o	Security
o	Containers
o	Dining Facilities
o	Dining Facility Support Services

Investigations

o	Kosovo Fuel
o	Overbillings and other matters
o	Export controls

Lawsuits

o	McBride Qui Tam Suit
o	Wilson and Warren Qui Tam Suit
o	Godfrey Qui Tam Suit

RESPONSE: Our historic practice of disclosing contingent matters including audit matters raised by the DCAA, investigations and lawsuits has been to disclose matters that we believe represent a potential material financial statement contingency as well as matters that either have been given significant attention in the media or have the potential to receive significant media attention in the future. For example, our work for the U.S. military in Iraq has caused various matters to receive significant media attention. Therefore, as indicated below in responding to the staff’s comments, we have indicated that we believe that for many of these matters disclosed in our footnotes, no probable loss has been incurred. We continuously monitor developments and evaluate and revise our disclosures as appropriate. Accordingly, the following responses regarding our intended future disclosures are subject to modification.

DCAA Audit Issues

Security

RESPONSE: We supplementally advise the Staff that we believe disclosures made in our Form 10-Q for the quarter ended September 30, 2007 regarding withholdings related to this security matter are adequate and complete and we are not aware of any additional matters related to withholdings that should be disclosed.

We will revise our future filings to include the following disclosure:

“At this time, we do not believe we have incurred a loss related to this matter. As of December 31, 2007, we had not adjusted our revenues or accrued any amounts related to this matter.”

Containers

RESPONSE: We have provided as Annex A to the hard copy of this memorandum a supplemental response to this comment for which we have requested confidential treatment pursuant to Rule 83 of the SEC rules and regulations related to SEC records and information. In addition, we have requested return of the materials included in Annex A pursuant to rule 24b-2 of the Securities Exchange Act of 1934, as amended, relating to supplemental materials submitted to the SEC in paper form.

Dining Facilities

RESPONSE: We supplementally advise the Staff that as of the date of filing our 10-Q for the quarter ended September 30, 2007, we disclosed all known material facts related to this matter including the nature of the contingent liability, the anticipated decision of the DCAA to recommend withholding $13 million of costs in the near future, that the client has a variety of options with regard to this matter that may include withholdings of yet to be determined amounts and other matters including our intention to vigorously defend ourselves. As of the date of the filing of our Form 10-Q for the quarter ended September 30, 2007, our accounting and reporting thereof reflected the knowledge we had at that time which was we did not believe that a loss had been incurred and accordingly, no amounts were accrued.

Dining Facility Support Services

RESPONSE: We will revise future filings to include the following disclosures:

“In April 2007, DCAA recommended withholding $13 million of payments from KBR alleging that Eurest Support Services (Cypress) International Limited (“ESS”), a subcontractor to KBR providing dining facility services in conjunction with our Logcap III contract in Iraq, over-billed for the cost related to the use of power generators. Payments of $13 million have been withheld from us. We disagree with the position taken by the DCAA and we are working to resolve this issue. We do not believe that a loss has been incurred and accordingly, no amounts have been accrued.”

Investigations

Kosovo Fuel

RESPONSE: We supplementally advise the Staff that neither our client nor the DCAA has indicated any intent to withhold payments from us related to this matter and accordingly, we believe that additional disclosure in our financial statements regarding potential withholdings is not applicable.

We will revise our future filings to include the following disclosures:

“Neither our client nor the DCAA has indicated any intent to withhold payments from us relating to this matter. We do not believe that a loss has been incurred related to this matter and accordingly, no amounts have been accrued.”

Overbillings and Other Matters

RESPONSE: We supplementally advise the staff that no amounts were withheld from us related to the DOJ indictments associated with overbilling issues. We repaid all amounts associated with overbillings to our customer and withheld payments to our subcontractors. No further actions were taken against us and we consider this matter closed.

With regard to other matters related to former employees and our subcontractors, there have been no asserted claims made against us or notification of any amounts to be withheld. As such, we do not believe any loss has been incurred and no amounts have been accrued related to these matter.

Export Controls-

RESPONSE: We supplementally advise the Staff that the issue of our client withholding payment from us for this matter is not applicable. No discussions with our client or the DCAA regarding possible withholdings have occurred.

We will revise future filings to include the following disclosure:

“We have identified and reported to the US Departments of State and Commerce numerous exports that possibly were not in accordance with the terms of our export licenses or applicable regulations. However, we believe that the facts and circumstances leading to our conclusion of possible non-compliance are unique and potentially mitigate any possible fines and penalties because our customer and end-users of these exported items is the US Military. Whereas we may be subject to fines and penalties for possible acts that are not in compliance with our export license or were unlicensed, at this time it is not possible to estimate an amount of loss or range of losses that may have been incurred.”

McBride Qui Tam Suit-

RESPONSE: We supplementally advise the Staff that we believe the issue of our client withholding payments from us for this matter is highly unlikely and accordingly additional disclosures in our financial statements regarding potential withholdings is not applicable.

In response to the Staff’s request, we will revise future filings to include the following disclosures:

“We believe the relator’s claim is without merit and we believe no loss has been incurred. As of December 31, 2007, no amounts have been accrued.”

Wilson and Warren Qui Tam Suits-

RESPONSE: We supplementally advise the Staff that the issue of our client withholding payments from us for this matter is highly unlikely and accordingly we believe additional disclosures in our financials statements regarding potential withholdings is not applicable.

We will revise future filings to include the following disclosures:

“We believe the relators’ claims are without merit and we believe no loss has been incurred. As of December 31, 2007, no amounts have been accrued.”

Godfrey Qui Tam Suit

RESPONSE: We supplementally advise the Staff that we believe that the issue of our client withholding payments from us for this issue is highly unlikely and accordingly, additional disclosures in our financial statements regarding potential withholdings is not applicable.

We will revise our future filings to include the following disclosures:

“At this time we are unable to determine the likelihood of loss related to this matter nor can we estimate an amount of possible loss or range of loss. However, we do not believe any potential loss would have an adverse material impact on our operation results or financial position. As of December 31, 2007, no amounts have been accrued for this matter.”

Note 9 – Other Commitments and Contingencies, page 14

Foreign Corrupt Practices Act Investigations, page 14

8.	You disclose on page 112 of your December 31, 2006 Form 10-K that Halliburton has not charged you for costs relating to the FCPA and bidding practices investigations, as there is no reasonable basis for allocating these costs between you and Halliburton. Please provide us, and revise future filings to provide a more clear understanding of this issue. Explain whether and how such costs are handled under the separation agreement. Explain whether it is reasonably possible that any of such costs may be allocated to KBR.

RESPONSE: Supplementally, we inform you as follows:

Prior to KBR’s separation from Halliburton, the investigations into the FCPA and bidding practices matters were being overseen by a special committee of the Board of Directors of Halliburton. The inquiries of both the SEC and the Department of Justice (DOJ) were directed through Halliburton. Accordingly, in 2005, Halliburton made the decision that legal and other costs incurred on behalf of the special committee of the Board of Directors should be charged to Halliburton and not charged to KBR. Prior to this decision, two invoices related to this investigation were charged to KBR during 2004. These charges consisted of outside legal fees in the amount of $516,000, which were recorded by KBR during the second quarter of 2004 and discovery fees in the amount of $1,005,000 that were recorded by KBR during the fourth quarter of 2004.

During 2005, Halliburton determined that is was appropriate to reflect the expense of the investigation as a Halliburton corporate expense. Accordingly, beginning in 2005, Halliburton did not bill KBR and KBR did not record expense for the cost related to this investigation. The following were considered by Halliburton in reaching this decision:

1.	The investigations of the SEC and DOJ were directed through Halliburton.
2.	The investigations were being overseen by a special committee of the Board of Directors of Halliburton. No members of KBR management participated on this committee.
3.

Halliburton was solely managing the investigation, including the scope and level of expenses incurred. Accordingly, KBR did not participate in the process of determining the scope of work or the related level of expenses.

4.	KBR management was not regularly briefed on the status or results of the investigation.

These costs relate to investigating matters for which an allocation between Halliburton and KBR is not practicable. For example, the scope of the investigation has included interviews and reviews of records, correspondence and files of KBR and Halliburton personnel. Counsel has prepared memoranda for the SEC and the DOJ from files of Halliburton and KBR and has prepared for and had multiple meetings with the DOJ and SEC, in connection with which both Halliburton and KBR were the subject of discussions. It is not possible to distinguish with respect to these tasks between the expenses incurred on behalf of Halliburton and the expenses incurred on behalf of KBR.

Because of: (a) our and Halliburton’s inability to meaningfully allocate these costs between us, (b) Halliburton’s determination to bear these legal costs, and (c) Halliburton’s indemnity of KBR for fines and other monetary penalties or direct monetary damages as a result of governmental claims related to these matters, we believe it is appropriate to disclose the costs of these investigations in the notes to our consolidated financial statements for all periods presented through the date we completed our separation from Halliburton in April 2007, but it is not appropriate to include these costs in our consolidated statements of operations.

Under the Master Separation Agreement, KBR is responsible for its own fees, expenses and other costs associated with the continuing investigations and KBR is incurring such fees for its own account.

We will revise the related disclosure in the notes to our consolidated financials statements in our Form 10-K for the year ended December 31, 2007 as follows:

“Halliburton incurred approximately $14 million and $9 million for the years ended December 31, 2006 and 2005, respectively, for expenses relating to the FCPA and bidding practices investigations. Halliburton has incurred $1 million as such costs for the quarter ended March 31, 2007. We do not know the amount of costs incurred by Halliburton following our separation from Halliburton on April 5, 2007. Halliburton did not charge any of these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton had no reasonable basis for allocating these costs between us. Subsequent to our separation from Halliburton and in accordance with the Master Separation Agreement, Halliburton continued to bear the direct costs associated with overseeing and directing the FCPA and bidding practices investigations. We will bear the costs associated with monitoring the continuing investigations as directed by Halliburton which include our own separate legal counsel and advisors. For the year ended December 31, 2007, we incurred approximately $_____ in expenses related to monitoring these investigations.”

Barracuda-Caratinga Project Arbitration, page 17

9.	We note that you have not accrued any amounts related to the arbitration with

Petrobras. Please tell us the factors you considered in determining that the contingency did not meet each of the two criteria of paragraph 8 of SFAS 5 for accrual as a liability. Also, please disclose the possible loss of range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

RESPONSE: We do not believe that the factors in the bolt arbitration with Petrobras meet the criteria of paragraph 8 of SFAS 5 for an accrual of a liability. We disagree with Petrobras’ claim because the bolts met the design specification provided by Petrobras. Therefore, we believe Petrobras is responsible for any maintenance and replacement of the bolts. We do not believe it is probable that we will incur a loss relative to Petrobras’ claim. We have disclosed the amount claimed by Petrobras in the notes to our Form 10-Q for the quarter ended September 30, 2007.

We will revise our future filings to disclose the following:

“We believe that there is no basis for the amount claimed by Petrobras and we believe no loss has been incurred relative to this matter.”

10.	Please revise to quantify, if known, the amount of interest and other expenses claimed by Petrobras. Also, we note from the disclosures in your September 30, 2007 Form 10-Q that Halliburton has not agreed to indemnify you for your ongoing legal costs related to this arbitration. Tell us the amount of legal expenses incurred related to this issue, for the most recent three years and latest nine month period ended September 30, 2007. Finally, please provide us with a more detailed update of the status of the arbitration proceedings, including any known timetables, upon which a decision may be expected.

RESPONSE: Petrobras has not specified how they determine the amount of claims it seeks for costs of monitoring and replacing all subsea bolts plus interest thereon and arbitration costs or attorney fees that they are seeking. We have a preliminary hearing scheduled with the arbitration panel in April 2008. Although not yet scheduled, we anticipate a final hearing will likely occur in late 2008 and a decision will likely be rendered in early 2009.

We will revise our future filings to disclose the following to indicate that Petrobras has not specified an amount of interest, arbitration costs or attorney fees they are seeking:

“Petrobras has not specified the basis for the amount of their claim and therefore, we have no basis to determine whether the amount of their claim is reasonable.”

“KBR has incurred legal fees and related expenses of $0 million, $1 million and $__ million for the years ended December 31, 2005, 2006 and 2007, respectively, related to this matter.”

11.	Considering the scope and complexities involved in this project, please provide us with, and revise future filings to present, a roll-forward of the billed and unbilled receivables associated with the Barracuda-Caratinga Project for the last three years and nine months ended September 30th 2007.

RESPONSE: We supplementally inform you as follows:

The roll-forward of the billed and unbilled receivables associated with Barracuda-Caratinga project, for each of the three years ended December 31, 2006 and for the nine months ended September 30, 2007 is as follows:

	Accounts Receivable
	Billed	Unbilled	Advance Billings on Uncompleted Contracts
Balance January 1, 2004	$30	$135	$(229)
Billings	224	(224)	--
Payments received	(167)	--	--
Other activity (a)	(76)	101	170

Balance December 31, 2004	11	12	(59)
Billings	173	(173)	--
Payments received	(126)	--	--
Other Activity (a)	(56)	173	59

Balance December 31, 2005	2	12	--
Billings	28	(28)	--
Payments received	(30)	--	--
Other activity (a)	--	23	--

Balance December 31, 2006	--	7	--
Billings	--	--	--
Payments received	--	--	--
Other activity	--	--	--

Balance September 30, 2007	$--	$7	$--

(a) The other activity in 2004 and 2005 primarily represents ongoing contract accounting activity, including repayment to Petrobras of $300 million in mobilization payments previously advanced to us from Petrobras. A portion of this repayment occurred via credits issued to Petrobras against progress billings in the amounts of $76 million and $56 million in 2004 and 2005, respectively. The remaining mobilization advance repayments were paid in cash in the amounts of $70 million and $98 million in 2004 and 2005, respectively. These repayments and credits reduced the advanced billings on uncompleted contracts in 2004 and 2005.

The Barracuda vessel achieved first oil in December 2004 and the Caratinga vessel achieved first oil in February 2005. Demobilization of the project began in 2005 and continued through early 2006. We executed an agreement with Petrobras subject to lender’s consent that enabled us to achieve conclusion of the lenders’ reliability test and final acceptance of the vessels by Petrobras in February 2006. In August 2007, we executed a final amendment with Petrobras whereby all parties agreed to settle all claims relating to alleged breaches of the EPC contract excluding any issues subject to the subsea bolts arbitration. As shown in the above table, no significant activity has occurred in the roll-forward of the unbilled and billed accounts receivables for the years ended December 31, 2005, 2006 and for the nine months ended September 30, 2007. In addition, no activity is expected to have occurred during the fourth quarter 2007. For the three years ended December 31, 2007 which will be the periods presented in our Form 10-K filing for the year ended December 31, 2007, no significant activity is expected to have occurred in the roll-forward of unbilled and billed accounts receivable. Therefore, we believe that the inclusion of a roll-forward of the billed and unbilled accounts receivable in the footnotes to our financial statements would not provide any meaningful information to the users of our financials statements and, in addition, is not required by US Generally Accepted Accounting Principles. Based on the foregoing, we do not currently propose to make any changes in future filings to address this matter unless circumstances change that affect the conclusions above.

Iraq Overtime Litigation, page 17

12.

Please revise your disclosure to ensure your identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.

RESPONSE: We supplementally inform you that this lawsuit was withdrawn by the plaintiffs and that we will be disclosing this fact in our annual report on Form 10-K for the year ended December 31, 2007.

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